

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 11, 2008

<u>Via Facsimile and U.S. Mail</u>

Mary A. Lay
Interim Chief Financial Officer
Patient Safety Technology
43460 Ridge Park Drive, Suite 140
Temecula, CA 92590

> **Re: Patient Safety Technology**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 1-09727**

Dear Ms. Lay:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial Data, page 24

1.	We note that your liabilities and net assets as of December 31, 2007 presented in your selected financial data do not agree with the corresponding amounts reported on your audited balance sheet. Revise your future filings accordingly or explain to us the nature of any differences.

Item 7. Management's Discussion and Analysis of Financial Condition and Results Operations, page 25

Critical Accounting Policies and Estimates, page 27

Valuation of Intangible Assets, page 28

2.	We note that intangible assets, including goodwill, comprise approximately 68% of your total assets at December 31, 2007. Given the significance of your intangible assets, please revise your Management's Discussion and Analysis in future filings to discuss any significant assumptions you used in your impairment analyses. Discuss how you determined those assumptions and how your intangible assets valuations may be impacted by any changes in your assumptions.

Amendment 1 to Form 10-K for the year ended December 31, 2007

Consolidated Balance Sheets, page 4

3.	We note your presentation of assets held for sale but we do not see where you have discussed the composition of the assets held for sale as of December 31, 2007 in the footnotes to your financial statements. Please tell us and revise future filings to disclose the nature of any assets held for sale.

Statement of Cash Flows, page 6

4.	We note that you have classified changes related to your restricted cash, receivables from investments and marketable securities, net, as operating activities in your statement of cash flows. Please explain to us the nature of theses balances and why your classification of these cash flows as an operating activity is appropriate under SFAS 95. Revise future filings as appropriate.

Note 3. Summary of Significant Accounting Policies, page 9

Revenue Recognition, page 12

5.   We note that revenues from the Safety-Sponge System are recorded upon
        shipment. Please revise future filings to explain the following:

        • Explain to us and revise future filings to disclose how you apply the criteria of
          SAB 104 to your revenue generating transactions of SurgiCount, including
          why shipment is the appropriate time to recognize revenues.

        • If any of your sales are accounted for on a multiple element basis, including
          for example, the hardware related to the Safety-Sponge System, tell us and
          revise your future filings to describe how you considered EITF 00-21 when
          recognizing revenue.

Earnings per Common Share, page 13

6.   Please revise future filings to disclose the number of securities that could
        potentially dilute EPS in the future but were specifically excluded because to do
        so would have been antidilutive. Refer to paragraph 40(c) of SFAS 128.

Note 7. Acquisitions, page 16

7.   We note you the fair value of the patents acquired was determined by an
        independent appraisal. While in future filings management may elect to take full
        responsibility for the valuation, if you elect to continue to refer to the independent
        valuation firm, you may be required to include a consent from the independent
        valuation firm as an exhibit to any future registration statement. Refer to
        Compliance and Disclosure Interpretation 141.02 available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 9 – Long-term Investments and Assets Held for Sale, page 19

8.   We note your disclosure that Alacra Corporation is classified as an available for
        sale investment. Further we note your disclosures on page 27 of your MD&A
        which indicates that your investment in Alacra is considered non-marketable
        equity.   Please address the following:

        • Please tell us and revise your future filings to clearly and consistently disclose
          your accounting policy with respect to your Alacra investment. Clearly

disclose whether you are accounting for your investment as an available for sale security under SFAS 115 or as a cost method investment.

- Revise future filings to disclose your methodology and any significant assumptions you used in determining the value of your Alacra investment.

Note 12. Equity Transactions, page 24

9.   We note that you entered in a subscription agreement with A Plus in which you sold 800,000 shares of common stock and 300,000 warrants for $500,000. We also note that you received $500,000 in product from A Plus. Please tell us and revise future filings to clearly disclose how you accounted for these transactions. Clarify if you were required to make any payments to A Plus for the product received. Cite any authoritative literature upon which you are relying.

Note 17. Income Taxes, page 29

10.   We note that you removed your deferred tax assets and corresponding valuation allowance related to your net operating losses pending a Section 382 analysis. Please address the following:

- Explain to us the event or events that triggered your Section 382 analysis and provide us with an update as to the status of your Section 382 analysis.

- Explain to us how your current presentation of deferred tax assets complies with paragraphs 43(b) and (c) of SFAS 109. In this regard, notwithstanding the uncertainty regarding the Section 382 analysis, explain why you believe it is appropriate to present no deferred tax assets or offsetting valuation allowances for your net operating loss carryforwards. Revise future filings as necessary.

Note 19. Segment Reporting, page 32

11.   Please revise future filings to make any enterprise wide disclosures required by paragraphs 37-39 of SFAS 131.

Exhibit 31.1

12.   We note that the certification filed as Exhibit 31 does not include all of the introductory language in paragraph 4 or the language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Accordingly, please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 10-Q for the quarter ended September 30, 2008

Note 11. Warrants and Warrant Derivative Liability, page 13

13.   We note that you concluded under EITF 00-19 that the fair value of 1.3 million
        warrants needed to be reclassified from shareholders to derivative liability.
        Please tell us and revise future filings to disclose all material terms of the
        warrants, including the specific provisions that led to your conclusion that the
        warrants should be classified as a derivative liability in accordance with EITF 00-
        19.

Note 12. Fair Value Measurements, page 13

14.   If material, please revise future filings to provide the disclosures required by
        SFAS 157 for your cash equivalents.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

·   The company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

·   Staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   The company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief